Exhibit 23.4

CONSENT OF WLR CONSULTING, INC.

We hereby consent to the incorporation by reference of any reserves and other analyses performed by us in our capacity as an independent consultant to Golden Minerals Company and its predecessor Apex Silver Mines Limited (collectively, the “Company”), which are set forth in the Annual Report on Form 10-K for the year ended December 31, 2008, in the Registration Statement on Form S-8 relating to the issuance of securities under the Company’s 2009 Equity Incentive Plan or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto. We also consent to the reference to us under the heading “Experts” in such Registration Statement and any prospectuses.

Date: April 7, 2009	WLR CONSULTING, INC.

/s/ William L. Rose
Name: William L. Rose
Title: President